Pricing Term Sheet dated March 23, 2010	Filed Pursuant to Rule 433
Registration No. 333-165593
Supplementing the Preliminary
Prospectus Supplement dated
March 22, 2010 and the Prospectus dated March 22, 2010
Lear Corporation
$350 million aggregate principal amount of 7.875% Senior Notes due 2018
and
$350 million aggregate principal amount of 8.125% Senior Notes due 2020
This free writing prospectus relates to the offering by Lear Corporation of $350 million aggregate principal amount of 7.875% Senior Notes due 2018 (the “2018 notes”) and $350 million aggregate principal amount of 8.125% Senior Notes due 2020 (the “2020 notes”) and should be read together with the preliminary prospectus supplement, dated March 22, 2010, filed pursuant to Rule 424(b)(5) under the Securities Act, including the documents incorporated therein by reference and the related base prospectus, dated March 22, 2010, forming a part of Registration Statement No. 333-165593.
2018 Notes

Issuer:	Lear Corporation

Security:	Senior Notes due 2018

Aggregate Principal Amount:	$350,000,000

Maturity:	March 15, 2018

Coupon:	7.875%

Price:	99.276% of aggregate principal amount

Yield to Maturity:	8.000%

Spread to Benchmark Treasury:	470 basis points

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010

Optional Redemption:	At any time on or after March 15, 2014, we may redeem some or all of the 2018 notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on March 15 of the years set forth below:

2014	103.938%
2015	101.969%
2016 and thereafter	100.000%

Prior to March 15, 2014, during any 12-month period, we may at our option redeem up to 10% of the aggregate principal amount of the 2018 notes at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Prior to March 15, 2014, we may also redeem some or all of the 2018 notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

At any time prior to March 15, 2013, we may redeem up to 35% of the aggregate principal amount of the 2018 notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 107.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the 2018 notes issued remains outstanding after the redemption.

Settlement Date:	T+3; March 26, 2010

CUSIP/ISIN:	521865 AR6 / US521865AR65

Ratings:	B1 / BB-

Underwriting Discount:	1.893%

Proceeds to Company (before expenses):	$347,466,000

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Barclays Capital Inc.
UBS Securities LLC

2020 Notes

Issuer:	Lear Corporation

Security:	Senior Notes due 2020

Aggregate Principal Amount:	$350,000,000

Maturity:	March 15, 2020

Coupon:	8.125%

Price:	99.164% of aggregate principal amount

Yield to Maturity:	8.250%

Spread to Benchmark Treasury:	457 basis points

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010

Optional Redemption:	At any time on or after March 15, 2015, we may redeem some or all of the 2020 notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on March 15 of the years set forth below:

2015	104.063%
2016	102.708%
2017	101.354%
2018 and thereafter	100.000%

Prior to March 15, 2015, during any 12-month period, we may at our option redeem up to 10% of the aggregate principal amount of the 2020 notes at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Prior to March 15, 2015, we may also redeem some or all of the 2020 notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

At any time prior to March 15, 2013, we may redeem up to 35% of the aggregate principal amount of the 2020 notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 108.125% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the 2020 notes issued remains outstanding after the redemption.

Settlement:	T+3; March 26, 2010

CUSIP/ISIN:	521865 AS4 / US521865AS49

Ratings:	B1 / BB-

Underwriting Discount:	1.893%

Proceeds to Company (before expenses):	$347,074,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Barclays Capital Inc. UBS Securities LLC
If any information contained in this Pricing Term Sheet is inconsistent with information contained in the preliminary prospectus supplement and the accompanying prospectus, the terms of this Pricing Term Sheet shall govern.
The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from  Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220, Attn: Prospectus Department (or by telephone at 1-800-831-9146), J.P. Morgan Securities Inc. at 383 Madison Avenue, 3rd floor, New York, New York 10179, Attn: Syndicate Desk (or by telephone at 1-800-245-8812), Barclays Capital Inc. c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at Barclaysprospectus@broadridge.com or telephone at 1-888-603-5847) or UBS Securities LLC at 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department (or by telephone at 1-888-827-7275).
This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement and the accompanying prospectus for a complete description.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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